Pricing Supplement, dated January 25, 2007
(To the Prospectus dated January 5, 2007; Prospectus
Supplement dated January 5, 2007; and Product Prospectus
Supplement dated January 11, 2007)

================================================================================

[RBC LOGO]                                 $3,640,000
                            Reverse Convertible Notes due July 30, 2007
                   Linked to the Common Stock of a Single Reference Stock Issuer
                             Senior Global Medium-Term Notes, Series C

================================================================================

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement dated January 11, 2007 and the prospectus supplement dated January 5, 2007.

General: This pricing supplement relates to two (2) separate Reverse Convertible Notes ("RevCons") offerings. Each RevCon offering is a separate offering of Notes linked to one, and only one, Reference Stock. All of the Notes offered hereby are collectively referred to as the "Notes". If you wish to participate in more than one RevCon offering, you must separately purchase the applicable Notes. The Notes offered hereby do not represent Notes linked to a basket of some or all of the Reference Stocks.

Issuer:                         Royal Bank of Canada ("Royal Bank")

Pricing Date:                   January 25, 2007

Issuance Date:                  January 30, 2007

Valuation Date:                 July 25, 2007

Maturity Date:                  July 30, 2007

Deposit Currency                U.S. Dollars

Denominations:                  Minimum denomination of $1,000, and integral
                                multiples of $1,000 thereafter.

Reference Stocks:                RevCon    Principal   Reference  Ticker  Coupon    Barrier   Monitoring       CUSIP
                                 ------    ---------   ---------  ------  ------    -------   ----------       -----
                                Offering    Amount       Stock             Rate      Price      Method
                                --------    ------       -----             ----      -----      ------
                                  No.
                                  ---
                                   9       $1,795,000     CVS      CVS      9.5%    $26.20       Close of     78008EDE4
                                                         Corp.                                 Trading Day

                                  10       $1,845,000   Western    WU      13.5%    $16.86       Close of     78008EDF1
                                                         Union                                 Trading Day
                                                          Co.

Coupon Payment Dates:           April 30, 2007 and July 30, 2007

Term:                           Six (6) months

Initial Reference Stock         The closing price of the Reference Stock on the
Price:                          Pricing Date, which closing price is $32.75 for
                                RevCon No. 9 and $21.07 for RevCon No. 10.

Final Reference Stock           The closing price of the Reference Stock on the
Price:                          Valuation Date

Payment at Maturity (if         For each $1,000 principal amount of the Notes,
held to maturity):              the investor will receive $1,000 plus any
                                accrued and unpaid interest at maturity unless:

                                    (i)      the Final Stock Price is less than
                                             the Initial Stock Price; and

                                    (ii)     (a) for notes subject to Intra-Day
                                             Monitoring, at any time during the
                                             Monitoring Period, the trading
                                             price of the Reference Stock is
                                             less than the Barrier Price, or

                                             (b) for notes subject to Close of
                                             Trading Day Monitoring, at any time
                                             during the Monitoring Period, the
                                             closing price of the Reference
                                             Stock is less than the Barrier
                                             Price.


                                If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value thereof. If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

                                Investors in these Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:              From and excluding the Pricing Date to and
                                including the Valuation Date

Monitoring Method:              As set forth above

Barrier Price:                  The price as set forth above

Physical Delivery               For each $1,000 principal amount, a number of
Amount:                         shares of the Reference Stock equal to the
                                principal amount divided by the Initial
                                Reference Stock Price. If this number is not a round number then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Secondary Market:               RBC Capital Markets Corporation (or one of its
                                affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date. The amount that an investor may receive upon sale of their Notes prior to maturity may be less than the principal amount of such Notes.

Calculation Agent:              The Bank of New York

Listing:                        None

Settlement:                     DTC; global notes

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated January 5, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated January 11, 2007 and "Selected Risk Considerations" beginning on page P-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                Proceeds to Royal Bank of
                        Price to Public              Agent's Commission                 Canada
                        ---------------              ------------------                 ------
Per Note                       100%                        1.25%                        98.75%
Total                      $3,640,000                     $45,500                    $3,594,500

                         RBC Capital Markets Corporation

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.



                     ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated January 5, 2007 and the product prospectus supplement dated January 11, 2007, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated January 5, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated January 11, 2007, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.
You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000027/
     o34325e424b3.htm

o    Product Prospectus Supplement dated January 11, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465907000038/
     s11171suppl.htm

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.



Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual Reference Stock performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date. We cannot predict the Reference Stock performance.

The table below illustrates the payment at maturity assuming an initial investment of $1,000 if the Final Reference Stock Price (as a percentage of the Initial Reference Stock Price) were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Reference Stock Price and no market disruption events. The second column shows the hypothetical payment at maturity (as a percentage of the Principal Amount) in the case where the market price of the Reference Stock does not close below the Barrier Price on any day during the Monitoring Period. The third column shows the hypothetical payment at maturity

(as a percentage of the Principal Amount) in the case where the market price does close below the Barrier Price on any day during the Monitoring Period. The fourth column shows the hypothetical Physical Delivery Amount assuming an Initial Reference Stock Price of $100 (as a number of shares of the Reference Stock). The fifth column shows the hypothetical Cash Delivery Amount (as a percentage of the Initial Reference Stock Price), should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

The prices in the left column represent hypothetical Final Reference Stock Prices and are expressed as percentages of the Initial Reference Stock Price. The amounts in the second and third columns represent the hypothetical payments at maturity, based on the corresponding hypothetical Final Reference Stock Prices.


                                  If the closing market     If the closing market
                                       price of the              price of the
                                     Reference Stock        Reference Stock falls
                                   does not fall below        below the Barrier
                                    the Barrier Price          Price on any day
                                  on any day during the           during the         Hypothetical    Hypothetical
                                   Monitoring Period:        Monitoring Period:        Physical      Cash Delivery
                                                                                       Delivery        Amount as
       Hypothetical Final              Hypothetical             Hypothetical          Amount as      Percentage of
    Reference Stock Price as       Payment at Maturity       Payment at Maturity      Number of         Initial
         Percentage of               as Percentage of         as Percentage of       Shares of the     Reference
 Initial Reference Stock Price       Principal Amount         Principal Amount      Reference Stock    Stock Price
 -----------------------------       ----------------         ----------------      ---------------    -----------
            200.00%                       100.00%                  100.00%                n/a              n/a
            175.00%                       100.00%                  100.00%                n/a              n/a
            150.00%                       100.00%                  100.00%                n/a              n/a
            125.00%                       100.00%                  100.00%                n/a              n/a
            100.00%                       100.00%                  100.00%                n/a              n/a
             95.00%                       100.00%             Physical or Cash             10             95.00%
                                                              Delivery Amount
             90.00%                       100.00%             Physical or Cash             10             90.00%
                                                              Delivery Amount
             85.00%                       100.00%             Physical or Cash             10             85.00%
                                                              Delivery Amount
             80.00%                       100.00%             Physical or Cash             10             80.00%
                                                              Delivery Amount
             69.50%                         n/a               Physical or Cash             10             69.50%
                                                              Delivery Amount
             50.00%                         n/a               Physical or Cash             10             50.00%
                                                              Delivery Amount
             25.00%                         n/a               Physical or Cash             10             25.00%
                                                              Delivery Amount
              0.00%                         n/a               Physical or Cash             10              0.00%
                                                              Delivery Amount


The payments at maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical payments at maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered Notes or on an investment in the Reference Stock. Please read "Additional Risk Factors Specific to Your Notes" and "Hypothetical Returns on Your Notes" in the accompanying product prospectus supplement dated January 11, 2007.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the investor (with an implicit option premium paid over time to the investor). The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under "Supplemental Discussion of Canadian Tax Consequences" and "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying product prospectus supplement dated January 11, 2007.



Selected Purchase Considerations

o Market Disruption Events and Adjustments --The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement dated January 11, 2007. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Reverse Convertible Notes--Consequences of Market Disruption Events" in the product prospectus supplement dated January 11, 2007.

o Principal At Risk -- Investors in these Notes could lose some or a substantial value of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

o    Certain U.S. Federal Income Tax Considerations:

     o RevCon No. 9 (CVS): 5.38% of each stated interest payment (9.50% in total) will be treated as an interest payment and 4.12% of each stated interest payment (9.50% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

     o RevCon No. 10 (WU): 5.38% of each stated interest payment (13.50% in total) will be treated as an interest payment and 8.12% of each stated interest payment (13.50% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

     For further discussion of the tax consequences applicable to an investor, please see the accompanying prospectus dated January 5, 2007, prospectus supplement dated January 5, 2007 and product prospectus supplement dated January 11, 2007.



Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the section "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated January 11, 2007. In addition to the risks described in the prospectus supplement dated January 5, 2007 and the product prospectus supplement dated January 11, 2007, you should consider the following:

o You May Lose Some or All of Your Principal Amount -- You may receive a lower payment at maturity than you would have received if you had invested in the Reference Stock directly. If the Reference Stock performance is not positive, you may receive a payment at maturity of less than the principal amount of your Notes.

o Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity -- While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which RBC Capital Markets Corporation and other affiliates of Royal Bank of Canada will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.



Information Regarding the Issuers of the Reference Stocks

Each of the Reference Stocks is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding each of the Reference Stocks may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding each of the issuers of the Reference Stocks is derived from reports filed by these issuers with the SEC and other publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuers with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.

     o CVS Corporation: The common stock of CVS Corporation is traded on New York Stock Exchange under the symbol "CVS". According to its publicly available documents, CVS Corporation, through its wholly-owned CVS Pharmacy and Revco subsidiaries, operates a drug store chain in the Northeast, Mid-Atlantic, Southeast and Mid-West areas of the United States.

     o Western Union Company: The common stock of Western Union Company is traded on the New York Stock Exchange under the symbol "WU". According to its publicly available documents, Western Union Company offers money transfer services. The Company offers consumer to consumer money transfer and bill paying services, and sells money orders.



Historical Information

The graphs beginning on the next page set forth the historical performance of the common stock of CVS Corporation and Western Union Company. In addition, below the graphs are tables setting forth the high intra-day, low intra-day and period-end closing prices of the common stock of CVS Corporation and Western Union Company. The information provided in these tables is for the four calendar quarters in each of 2003, 2004, 2005 and 2006, as well as for the period from January 1, 2007 through January 24, 2007 for CVS Corporation and for the two calendar quarters in 2006, as well as for the period from January 1, 2007 through January 24, 2007 for Western Union Company.

The market prices of the common stock of CVS Corporation and Western Union Company on January 24, 2007 were $32.86 and $21.40, respectively. We obtained the information regarding the market prices of the common stock of CVS Corporation and Western Union Company belo from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the common stock of CVS Corporation and Western Union Company should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the common stock of CVS Corporation and Western Union Company on the Valuation Date. We cannot give you assurance that the performance of the common stock of CVS Corporation and Western Union Company will result in any return in addition to your initial investment.

                              CVS Corporation (CVS)
                                (Jan-97 - Jan-07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Price of
   Period-Start          Period-End           Pricing of the           Pricing of the           the Underlying
       Date                 Date             Underlying Stock         Underlying Stock              Stock
       ----                 ----             ----------------         ----------------              -----
     1/1/2003             3/31/2003               $13.01                   $10.65                   $11.63
     4/1/2003             6/30/2003               $14.03                   $11.00                   $13.70
     7/1/2003             9/30/2003               $16.09                   $13.34                   $15.21
    10/1/2003            12/31/2003               $18.42                   $14.44                   $17.72

     1/1/2004             3/31/2004               $18.93                   $16.58                   $17.35
     4/1/2004             6/30/2004               $21.17                   $16.97                   $20.69
     7/1/2004             9/30/2004               $21.77                   $19.04                   $20.78
    10/1/2004            12/31/2004               $23.38                   $20.60                   $22.26

     1/1/2005             3/31/2005               $26.60                   $21.75                   $26.03
     4/1/2005             6/30/2005               $29.41                   $24.78                   $28.80
     7/1/2005             9/30/2005               $31.34                   $27.45                   $28.78
    10/1/2005            12/30/2005               $29.10                   $23.73                   $26.24

     1/1/2006             3/31/2006               $30.82                   $25.89                   $29.71
     4/1/2006             6/30/2006               $31.72                   $27.40                   $30.58
     7/1/2006             9/29/2006               $36.04                   $29.73                   $32.03
    10/1/2006            12/29/2006               $32.17                   $27.05                   $30.86

     1/1/2007              1/24/2007              $33.57                   $30.41                   $32.86



              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                           Western Union Company (WU)
                                (SEP-06 - Jan-07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Price of
   Period-Start          Period-End           Pricing of the           Pricing of the           the Underlying
       Date                 Date             Underlying Stock         Underlying Stock              Stock
       ----                 ----             ----------------         ----------------              -----
     7/1/2006             9/29/2006               $19.99                    $16.84                  $19.12
    10/1/2006            12/29/2006               $24.13                    $18.35                  $22.42

     1/1/2007             1/24/2007               $23.34                    $21.01                  $21.40



              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about January 30, 2007, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated January 5, 2007.


Supplemental Discussion of Canadian Tax Consequences

The following section supplements the tax discussion under the accompanying prospectus dated January 5, 2007, prospectus supplement dated January 5, 2007 and product prospectus supplement dated January 11, 2007 and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus).

Based on the current administrative practices and policies of the Canada Revenue Agency, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.


Anti-dilution Adjustments

Anti-dilution adjustments shall be determined according to "General Terms of the Reverse Convertible Notes--Anti-dilution Adjustments" beginning on page PS-10 of the product prospectus supplement dated January 11, 2007, except that, in connection with reverse stock splits, the Initial Reference Stock Price will not be adjusted, unless the reverse stock split occurs after the Pricing Date and on or before the Valuation Date.

          No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                   $3,640,000




                                   [RBC LOGO]

                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                   Reverse Convertible Notes due July 30, 2007

          Linked to the Common Stock of a Single Reference Stock Issuer



                                January 25, 2007